UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 19, 2023

Date of Report: (Date of earliest event reported)

Teton Advisors, Inc.

(Exact name of issuer as specified in its charter)

Delaware	13-4008049
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

189 Mason Street, Greenwich, CT 06830

(Full mailing address of principal executive offices)

(914) 457-1077

(Issuer’s telephone number, including area code)

www.tetonadv.com

(Issuer’s website)

Common Shares

(Securities issued pursuant to Regulation A)

Item 7. Appointment of Certain Officers; Departure of Certain Officers;

Effective as of 12:01 a.m. Eastern Time on April 24, 2023, Stephen G. Bondi is appointed the Chief Executive Officer of Teton Advisors, Inc. (“Teton”), concluding Teton’s eighteen month executive transition plan with Marc Gabelli serving as the interim Chief Executive.

Mr. Bondi, age 65, has been a director of Teton since May 2017. He previously served as Chief Compliance Officer & Chief Financial Officer from July 2016 to April 2023 for Mittleman Investment Management, LLC, a subsidiary of Aimia Inc., and a provider of value-oriented investment advisory services to institutional investors and high-net-worth individuals. For six years prior, Mr. Bondi was the Chief Operating Officer of van Biema Value Partners, LLC (an investment advisor specializing in deep value hedge funds) overseeing the non-investment aspects of their business. Notably, Mr. Bondi served for nearly a decade as Executive Vice President, Chief Financial Officer & Chief Compliance Officer for Asset Alliance Corporation, a multi-faceted investment management firm, and also for almost eighteen years at GAMCO Investors, Inc. and certain related entities, rising to the role of Executive Vice President of Finance and Administration. During his years at GAMCO, Mr. Bondi worked in various executive and board positions, being significantly involved with the firm’s accounting, finance, tax, compliance, and operations. He began his career as an Accountant at Spicer & Oppenheim, performing audits of investment firms. Mr. Bondi received a B.B.A. from Hofstra University and an M.B.A. from Columbia Business School. Mr. Bondi is a member of both the American Institute of CPAs and the NY State Society of CPAs and serves as a board member and on the Executive Committee of The Safe Center LI, Inc., a non-profit charitable organization advocating for and assisting the victims of domestic violence and sexual abuse.

In addition, Marc Gabelli will continue as Teton’s Chairman while resigning his interim executive post to Mr. Bondi. Mr. Bondi will also continue to serve as a member of the Board of Directors of Teton. Teton offers its appreciation to Marc Gabelli as he concludes his term as interim Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, on April 19, 2023.

Teton Advisors, Inc.

By:	/s/ Patrick Huvane
Name: Patrick Huvane, CPA, CFA
Title: Chief Financial Officer

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